Exhibit 99.1

CORREVIO PHARMA CORP.
1441 Creekside Drive, 6th floor
Vancouver, B.C. V6J 4S7

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that an Annual Meeting (the “Meeting”) of the shareholders of CORREVIO PHARMA CORP. (the “Company”) will be held at the 6th Floor Boardroom, 1441 Creekside Drive, Vancouver, British Columbia, Canada, on June 18, 2019 at 9:30 a.m. (Vancouver Time), for the following purposes:

(1)	to receive the financial statements of the Company for the year ended December 31, 2018 and the report of the auditors thereon;

(2)	to elect the directors of the Company to hold office until their successors are elected at the next annual meeting of the Company;

(3)	to appoint KPMG LLP, Chartered Professional Accountants, as auditors of the Company until the next annual meeting of the Company and to authorize the directors to fix the auditors’ remuneration; and

(4)	to transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

The directors of the Company have fixed the close of business on May 9, 2019 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

DATED at Vancouver, British Columbia, as of this 9th day of May 2019.

By Order of the Board of Directors

“W. James O’Shea”

W. James O’Shea
Chairman